FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2026

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated September 17, 2026

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 10 August 2026 (official registry number 3336) (the “Buyback Commencement Communication”), relating to the buyback programme of own shares (the “Buyback Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 10 and 16 September (both inclusive).

The cash amount of the shares purchased to 16 September 2026 as a result of the execution of the Buyback Programme amounts to 558,894,930 Euros, which represents approximately 30.6% of the maximum investment amount of the Buyback Programme. The programme was announced together with its other characteristics through the Buyback Commencement Communication. With these purchases, the Bank has repurchased approximately 18.2% of its outstanding shares as of 2021.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
10/09/2026	SAN	Purchase	XMAD	1,200,000	12.6399
10/09/2026	SAN	Purchase	CEUX	516,593	12.6483
10/09/2026	SAN	Purchase	TQEX	128,707	12.6582
10/09/2026	SAN	Purchase	AQEU	254,700	12.6577
11/09/2026	SAN	Purchase	XMAD	200,000	12.8061
14/09/2026	SAN	Purchase	XMAD	1,000,000	12.6782
14/09/2026	SAN	Purchase	CEUX	144,528	12.6865
14/09/2026	SAN	Purchase	TQEX	22,352	12.6966
14/09/2026	SAN	Purchase	AQEU	33,120	12.6677
15/09/2026	SAN	Purchase	XMAD	2,060,434	12.6556
15/09/2026	SAN	Purchase	CEUX	77,688	12.5967
15/09/2026	SAN	Purchase	TQEX	34,938	12.5972
15/09/2026	SAN	Purchase	AQEU	26,940	12.5911
16/09/2026	SAN	Purchase	XMAD	1,189,553	12.6782
16/09/2026	SAN	Purchase	CEUX	104,367	12.6737
16/09/2026	SAN	Purchase	TQEX	67,446	12.6621
16/09/2026	SAN	Purchase	AQEU	38,634	12.6643
			TOTAL	7,100,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 17 September 2026

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 10/09/2026 and 16/09/2026 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-10-a-16-septiembre-2026-es.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	September 17, 2026	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance